Exhibit 99.1

    FINANCIAL FEDERAL CORPORATION REPORTS FIRST QUARTER RESULTS


NEW YORK, NY: December 8, 2009 - Financial Federal Corporation (NYSE: FIF) today announced results for its first quarter ended October 31, 2009. Net income for the quarter decreased 8% to $10.3 million from $11.1 million in the first quarter of fiscal 2009. Diluted earnings per share decreased by 7% to $0.41 from $0.44. Finance receivables originated during the quarter were $64 million compared to $225 million in the first quarter of fiscal 2009 and $60.0 million in the fourth quarter of fiscal 2009. Finance receivables outstanding decreased to $1.41 billion at October 31, 2009 from $1.54 billion at July 31, 2009.

The Company prepaid $288.6 million of debt in the first quarter of fiscal 2010 because (i) the Company has excess liquidity (over $400.0 million after the prepayments) (ii) the interest rates on the prepaid debt were significantly higher than the rates on other funding sources which will create substantial interest savings
(iii) $228.6 million of the prepaid debt had short maturities of nine, twelve and eighteen months and (iv) the Company recognized a $2.4 million gain on $60.0 million of the prepaid debt net of a previously unrealized interest rate lock loss.

Certain amounts presented in the condensed consolidated financial statements and statistics affected by interest expense for the prior period have been restated because of the retrospective application of FASB ASC 470-20 (formerly referred to as FASB Staff Position APB 14-1), "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlements)." As a result, interest expense is $0.9 million higher and income tax expense is $0.3 million lower than originally reported for the three months ended October 31, 2008 resulting in net income being $0.6 million lower and diluted and basic earnings per share $0.03 lower than originally reported. Basic earnings per share is another $0.02 lower than originally reported for the three months ended October 31, 2008 because of the retrospective application of FASB ASC 260-10 (formerly referred to as FASB Staff Position EITF 03-6-1), "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." These new accounting standards became effective for the Company in the first quarter of fiscal 2010.

The table below shows the amounts and percentage changes in net income and diluted earnings per share with and without the after-tax debt retirement gain and the effects of the new accounting for convertible debt. These amounts are non-GAAP financial measures and are presented because the Company believes they will be useful to investors because they provide consistency and comparability with the prior period's operating results and a better understanding of the changes and trends in the Company's operating results.

===================================================================
Three months ended October 31,             2009      2008  % Change
===================================================================
Net income - GAAP                       $10,302   $11,079        (8)%
After-tax debt retirement gain            1,500         -        -
-------------------------------------------------------------------
  Net income excluding the debt gain      8,802    11,079       (21)
Additional interest on convertible
  debt, after-tax                             -       600         -
-------------------------------------------------------------------
  Net income excluding the debt gain
    and additional interest             $ 8,802   $11,679       (25)
===================================================================
Diluted earnings per share:
  GAAP                                    $0.41     $0.44        (7)
  Excluding the debt gain                  0.35      0.44       (20)
  Excluding the debt gain and
    additional interest                    0.35      0.47       (26)
===================================================================


Financial Highlights
  * Net interest margin improved to 6.56% in the first quarter from 5.52% (originally 5.71%) in the first quarter of fiscal 2009, the net yield on finance receivables was 8.89% in both quarters and our cost of debt decreased to 3.46% from 4.52% (originally 4.26%) because of lower short-term market interest rates.
  * The provision for credit losses increased to $2.5 million in the first quarter from $1.4 million in first quarter of fiscal 2009 because we increased the allowance for credit losses due to higher levels of net charge-offs, delinquencies and non-performing assets.
  * Salaries and other expenses increased by 8% to $7.7 million in the first quarter from $7.2 million in the first quarter of fiscal 2008 because of higher non-performing asset costs.
     The efficiency ratios were 31.6% and 26.8% (originally 26.0%) and the expense ratios were 2.07% and 1.48%.
  * Return-on-equity decreased to 8.9% in the first quarter compared to 10.4% (originally 11.0%) in the first quarter of fiscal 2008 with leverage decreasing to 2.0 at October 31, 2009 from 3.3 at October 31, 2008.

Asset Quality
  * Net charge-offs were $2.5 million or 0.67% (annualized) of average finance receivables in the first quarter compared to $2.3 million or 0.57% in the fourth quarter of fiscal 2009 and $1.4 million or 0.29% in the first quarter of fiscal 2009.
  * Non-performing assets were 5.82% of finance receivables at October 31, 2009 compared to 5.67% at July 31, 2009 and 2.44% at October 31, 2008.
  * Delinquent receivables (60 days or more past due) were 2.03% of total receivables at October 31, 2009 compared to 2.47% at July 31, 2009 and 1.19% at October 31, 2008.

Pending Merger with People's United Financial, Inc.
On November 22, 2009, we entered into an Agreement and Plan of Merger with People's United Financial, Inc. ("People's"), the holding company for People's United Bank, to be acquired by People's. The merger must be approved by our stockholders and is subject to other customary closing conditions. The merger is expected to close in the third quarter of fiscal 2010 and our stockholders will receive
$11.27 in cash and one share of People's common stock for each share of our common stock under the terms of the merger agreement.

About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2009. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv)rising short-term market interest rates, higher credit spreads and adverse yield curve changes (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


         CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
              (In thousands, except per share amounts)

====================================================================
Three months ended October 31,                    2009          2008*
====================================================================
Finance income                                 $33,138       $42,993
Interest expense                                 8,666        16,286
--------------------------------------------------------------------
Net finance income before provision for
  credit losses on finance receivables          24,472        26,707

Provision for credit losses on finance
  receivables                                    2,500         1,400
--------------------------------------------------------------------
  Net finance income                            21,972        25,307
Gain on debt retirement                          2,400             -
Salaries and other expenses                     (7,721)       (7,169)
--------------------------------------------------------------------
  Income before provision for income taxes      16,651        18,138
--------------------------------------------------------------------
Provision for income taxes                       6,349         7,059
--------------------------------------------------------------------
     NET INCOME                                $10,302       $11,079
====================================================================
Earnings per common share:
     Diluted                                     $0.41         $0.44
     Basic                                       $0.39         $0.43
====================================================================
Number of shares:
     Diluted                                    25,412        24,988
     Basic                                      24,981        24,564
====================================================================

   * certain amounts have been restated because of the retrospective application of new GAAP


            CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                             (In thousands)

=====================================================================
                              October 31,      July 31,    October 31,
                                     2009          2009          2008*
=====================================================================
ASSETS

Finance receivables            $1,410,964    $1,536,398    $1,885,488
Allowance for credit losses       (25,028)      (25,007)      (24,789)
---------------------------------------------------------------------
  Finance receivables - net     1,385,936     1,511,391     1,860,699

Cash                                9,463         8,038        10,319
Other assets                       34,160        28,685        20,082

TOTAL ASSETS                   $1,429,559    $1,548,114    $1,891,100
=====================================================================

LIABILITIES
Debt                           $  925,000    $1,052,000    $1,406,300
  Accrued interest, taxes
    and other liabilities          41,249        44,068        58,527
---------------------------------------------------------------------
  Total liabilities               966,249     1,096,068     1,464,827

STOCKHOLDERS' EQUITY              463,310       452,046       426,273
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY   $1,429,559    $1,548,114    $1,891,100
=====================================================================

   * certain amounts have been restated because of the retrospective application of new GAAP